UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

November 24, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Neptune Technologies & Bioressources, Inc.

File No. 001-33526 - CF# 24100

Neptune Technologies & Bioressources, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on August 31, 2009, as amended on November 23, 2009.

Based on representations by Neptune Technologies & Bioressources, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.1	through August 31, 2019
Exhibit 4.2	through August 31, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel